UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K
	☐ Form 10-Q	☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: December 31, 2025
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Century Aluminum Company
Full Name of Registrant

Former Name if Applicable
One South Wacker Drive - Suite 100
Address of Principal Executive Office (Street and Number)
Chicago, Illinois 60606
City, State and Zip Code
SEC 1344 (01-19)    Potential persons who are to respond to the collection of information contained in this Form are not required to respond unless the Form displays a currently valid OMB control number.

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Century Aluminum Company (the “Company”) has recently changed the manner in which it accounts for certain assets and related asset retirement liabilities and other liabilities related to its Jamalco joint venture (the “Jamalco Production Assets”). Since its acquisition of a 55% interest in Jamalco in May 2023, the Company has been accounting for the Jamalco Production Assets on a proportionate consolidation basis, rather than fully consolidating such assets. In future filings with the Securities and Exchange Commission (the “Commission”), the Company will fully consolidate the Jamalco Production Assets in its financial statements, with a related increase in noncontrolling interest (the “Accounting Change”). The Company has already reflected the Accounting Change in its unaudited financial statements for the fiscal year and three months ended December 31, 2025, in its recently published earnings release included as an exhibit to its Current Report on Form 8-K furnished to the Commission on February 19, 2026 (the “Q4 2025 Earnings Release”).
The Company is making the Accounting Change in connection with a comment the Company received from the Staff of the Commission in connection with the Staff’s review of the Company’s recent periodic reports filed with the Commission under the Securities Exchange Act of 1934 (the “Exchange Act”). The Company has resolved the comment with the Staff and expects to file its Annual Report on Form 10-K (the “2025 Form 10-K”) as promptly as possible. The Company's restated historical financial statements to be included in the 2025 Form 10-K will presented in a manner consistent with the financial statement presentation set forth in the Q4 2025 Earnings Release.

The Accounting Change does not have any impact on Net income attributable to Century Stockholders or Total Century Stockholders’ equity for any affected period. Moreover, the Accounting Change does not have any impact on any non-GAAP financial measures, including adjusted EBITDA, used by the Company to measure performance, generate operating plans or make strategic decisions for the allocation of capital. In addition, the Accounting Change does not impact any covenant compliance matters under the Company’s debt instruments or compensation of the Company’s employees or executive officers.
The Accounting Change has the effect of (i) increasing Total assets, Noncontrolling interests and Total equity for each of the periods presented, and (ii) decreasing Gross profit (by less than 10% in each of the periods presented) due to increased depreciation and amortization expense in connection with consolidation of 100% of the Jamalco Production Assets.
As noted above, the Company’s recently published Q4 2025 Earnings Release already presents the Company’s unaudited financial statements for the fiscal year and three months ended December 31, 2025, in accordance with the Accounting Change.
Reference is made to the disclosures contained in the Company’s Current Report on Form 8-K filed with the Commission on March 3, 2026 for additional details related to the restated financial statements to be included in the 2025 Form 10-K, which disclosures are incorporated by reference herein.
PART IV — OTHER INFORMATION
(1)    Name and telephone number of person to contact in regard to this notification
Peter Trpkovski    (312)        696-3101
(Name)    (Area Code)    (Telephone Number)
(2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    ☒ Yes    ☐ No
(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☒Yes    ☐ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
The Q4 2025 Earnings Release presents the Company’s unaudited financial statements for the fiscal year and three months ended December 31,

2025, in accordance with the Accounting Change. The Q4 2025 Earnings Release is not “filed” with this Form 12b-25, shall not be deemed incorporated by reference in this Form 12b-25 or in any filing under the Securities Act of 1933 or the Exchange Act, except as expressly set forth by specific reference in such filing, and shall not be deemed to be so filed or incorporated by reference for purposes of Section 18 of the Exchange Act, as amended, or otherwise subject to the liabilities of that section.

Century Aluminum Company
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date March 3, 2026        By /s/ Peter Trpkovski
Name: Peter Trpkovski
Title: Executive Vice President and Chief Financial Officer
INSTRUCTION: The Form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the Form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the Form.